PRESS RELEASE

SIGNIFICANT BLOCK CAVING EXPERTISE ADDED

RON ALLUM APPOINTED GENERAL MANAGER, NEW AFTON

November 28 2007, Vancouver, British Columbia - New Gold Inc. (NGD:TSX/AMEX) is pleased to announce the appointment of Ron Allum to the position of General Manager for the New Afton Gold-Copper (Au-Cu) Project located near Kamloops, British Columbia, Canada.

The New Afton Project is being developed to achieve a maximum production rate of 4 million tonnes per year (11,000 tonnes per day).  At this rate, the project will be one of Canada’s largest underground metals mines, producing both Au and Cu.  Mill commissioning is forecast for the second half of 2009.

Ron has a B.Sc. in Mining Engineering and more than 30 years underground operational experience, including 28 years in block cave mining operations at the San Manuel Cu Mine in Arizona, and the Questa Molybdenum Mine in New Mexico.  The San Manuel mine was a block cave operation which operated at a rate of 16.5 million tonnes per year (45,000 tonnes per day) producing in excess of 250 million pounds of Cu annually.  Ron worked at the mine for 25 years in progressively more senior positions including General Mine Foreman, Construction Manager, Mine Manager and ultimately Vice President Operations, initially for Magma Copper Co. and subsequently for BHP Copper Inc.  At the mine Ron was ultimately responsible for more than 2000 employees.  During his time at the San Manuel Mine he established a track record of, exceeding production targets, lowering operating costs and completing development projects on budget and on schedule.

Included in Ron’s career at the San Manuel Mine was his direct involvement in the Lower Kalamazoo expansion project, which he oversaw from Feasibility Study stage, through construction and into production.  This project was completed under budget and ahead of schedule in an operating mine at a depth of approximately 1000 metres below surface.  This project involved more than 10 kilometres of tunneling and the establishment of an underground conveyor haulage system capable of supporting a mining rate of 16.5 million tonnes per year.

In making this announcement, Chris Bradbrook, President and CEO, stated: “We are extremely excited to welcome Ron to our operational team at New Gold.  His outstanding and lengthy experience in block cave mining will clearly be an important asset in the timely development of the New Afton Project into an underground block cave mine.  Ron will be responsible for building the team required to do this, and is joining us at a time when he can make the maximum impact on the project.  In particular, Ron’s involvement in the supervision of the analysis, construction and development of the Lower Kalamazoo expansion project will be invaluable in the construction and development of the New Afton Mine where a 5 kilometre access decline is being established with a conveyor haulage system.

We believe that our ability to attract someone of Ron’s caliber to the project speaks volumes for its potential to develop into a significant long term mining operation.”

Ron will assume full responsibility of the New Afton Project from Kevin Ross who is leaving for new opportunities.  Kevin’s efforts in moving the project to this point are greatly appreciated and we wish him well.

New Gold has 37 million shares outstanding.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 – 595 Howe Street, Vancouver, B.C. V6C 2T5

Tel: 877-977-1067 or 604-687-1629, Fax 604-687-2845

Email: invest@newgoldinc.com

Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Securities Act (Ontario) and Securities Act (Alberta) or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the Company will receive required permits and access to surface rights, that the Company can access the total required financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to complete the development of the New Afton project. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.